Exhibit 99.1

B.O.S. Better Online Solutions Reports Financial Results for the First Quarter of Fiscal Year 2016

38% Growth in revenues over comparable quarter of 2015 and Net profit of $220,000

RISHON LEZION, Israel, May 31, 2016 (GLOBE NEWSWIRE) - B.O.S. Better Online Solutions Ltd. (the "Company", "BOS") (Nasdaq: BOSC), a leading Israeli provider of RFID and Mobile solutions and a global provider of Supply Chain solutions to enterprises, today reported its financial results for the first quarter of fiscal year 2016.

Highlights of the first quarter of 2016 results:

●	Revenues grew by 38% over the comparable quarter last year.

●	Net profit amounted to $220,000 as compared to a net loss of $23,000 in the comparable period last year.

●	Net profit, on a NON GAAP basis, amounted to $314,000 as compared to a net profit of $33,000 in the comparable period last year.

●	EBITDA amounted to $413,000 as compared to $192,000 in the comparable period last year.

Yuval Viner, BOS' CEO, stated: "We are very pleased with our first quarter's results. Revenues for the first quarter of year 2016 grew by 38%, to approximately $8.1 million, from $5.8 million in the comparable quarter last year. This increase is primarily due to organic growth in both our divisions.

Supply Chain division revenues for the first quarter of 2016 grew by 28%, to $4.6 million from $3.6 million in the first quarter of year 2015. The growth was mainly in sales to customers in the Far East and to the Israeli defense industry.

RFID and Mobile solutions revenues for the first quarter of 2016 grew by 54%, to $3.5 million from $2.2 million in the first quarter of year 2015. The growth was attributed to increased demand from existing customers for their new and existing logistic centers.

In addition, an amount of $0.5 million of revenues is attributed to our acquisition of iDnext Ltd. and its subsidiary, Next-Line Ltd. in January 2016.

Our outlook for the year 2016 is an increase in revenues and in profits as compared to 2015."

Avidan Zelicovsky, BOS' President, stated: "We are pleased to have achieved a fourth consecutive quarter of net profit on a GAAP basis. We are working extensively to grow our Supply Chain division geographically, mainly in the Far East, and to expand our product offerings."

Eyal Cohen, BOS' CFO, stated: "Our last twelve months' EBITDA amounted to $1.25 million and our debt, net of cash and deposits, as of March 31, 2016 amounted to $2.8 million. Going forward, we anticipate a reduction in our debt. During the first quarter of 2016, cash and cash equivalents decreased by approximately $700,000, mostly due to working capital needs related to the iDnext acquisition".

BOS will host a conference call on Tuesday, June 1, 2016 at 10 a.m. EDT - 5:00 p.m., Israel Time. A question-and-answer session will follow management’s presentation. Interested parties may participate in the conference call by dialing + 972-3-9180644, approximately five to ten minutes before the call start time.

For those unable to listen to the live call, a script of the call will be available the next day after the call on BOS’s website, at: http://www.boscorporate.com

About BOS
B.O.S. Better Online Solutions Ltd. (BOSC) is a leading Israeli provider of RFID and Mobile solutions and a global provider of Supply Chain solutions to enterprises. BOS' RFID and Mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment and industry-specific software applications. The Company's Supply Chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide. For more information, please visit: www.boscorporate.com.

For more information:
Eyal Cohen
CFO
+972-542525925

Use of Non-GAAP Financial Information
BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements
The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS.  These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

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CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2016	2015	2015
	(Unaudited)		(Audited)

Revenues	$8,067	$5,827	$25,599
Cost of revenues	6,516	4,640	20,462
Gross profit	1,551	1,187	5,137

Operating costs and expenses:
Sales and marketing	791	678	2,768
General and administrative	458	409	1,681
Total operating costs and expenses	1,249	1,087	4,449

Operating Income	302	100	688
Financial expenses, net	(82)	(123)	(376)
Income (loss) before taxes on income	220	(23)	312
Taxes on income (tax benefit)	-	1	(22)
Net income (loss)	220	(24)	334

Basic and diluted net income (loss) per share	$0.09	$(0.01)	$0.17

Weighted average number of shares used in computing basic and diluted net income (loss) per share	2,379	1,816	1,970

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CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31, 2016	December 31, 2015
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$723	$1,419
Restricted bank deposits	177	195
Trade receivables	8,303	7,071
Other accounts receivable and prepaid expenses	712	725
Inventories	2,351	2,503

Total current assets	12,266	11,913

LONG-TERM ASSETS	52	303

PROPERTY, PLANT AND EQUIPMENT, NET	551	480

OTHER INTANGIBLE ASSETS, NET	238	7

GOODWILL	4,676	4,122

Total assets	$17,783	$16,825

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CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31, 2016	December 31, 2015
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long term loans	400	400
Trade payables	4,668	4,671
Employees and payroll accruals	655	480
Deferred revenues	718	796
Accrued expenses and other liabilities	462	320

Total current liabilities	6,903	6,667

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	3,349	3,458
Liability related to acquisition of business	187	-
Accrued severance pay	163	155
Deferred gain	34	40

Total long-term liabilities	3,733	3,653

SHAREHOLDERS' EQUITY	7,147	6,505

Total liabilities and shareholders' equity	$17,783	$16,825

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RECONCILIATION OF NON-GAAP FINANCIAL RESULTS

(U.S. dollars in thousands)

	Three months ended March 31,		Year ended December 31,
	2016	2015	2015
	(Unaudited)		(Unaudited)

Net Income (loss) as reported	$220	$(24)	$334

Adjustments:
Amortization of intangible assets	30	16	63
Stock based compensation	34	41	130
Acquisition expenses	30	-	49
Total Adjustments	94	$57	$242
Net Income on a Non-GAAP basis	$314	$33	$576

CONDENSED CONSOLIDATED EBITDA

(U.S. dollars in thousands)

	Three months ended March 31,		Year ended December 31,
	2016	2015	2015

Operating income	$302	$100	$688
Add:
Amortization of intangible assets	30	16	63
Stock based compensation	34	41	130
Depreciation	47	35	142
EBITDA	$413	$192	$1,023

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SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Three months ended March 31, 2016				Three months ended March 31, 2015

Revenues	$3,450	$4,618	$(1)	$8,067	$2,230	$3,597	$-	$5,827

Gross profit	$812	$739	$-	$1,551	$589	$598	$-	$1,187

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	year ended December 31, 2015

Revenues	$9,270	$16,336	$(7)	$25,599

Gross profit	$2,608	$2,529	$-	$5,137

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